Exhibit 4.69

THIRD AMENDMENT

THIRD AMENDMENT, dated as of November 12, 2013 (this "Third Amendment"), to the Trade Receivables Purchase Agreement, dated as of October 17, 2011 (as amended, supplemented or otherwise modified from time to time, the "Purchase Agreement"), by and between Aegean Marine Petroleum S.A. (the "Seller") and Deutsche Bank AG, New York Branch, as purchaser (the "Purchaser") Unless otherwise defined herein, terms used herein shall have the meanings assigned thereto in the Purchase Agreement.

W I T N E S S E T H:

WHEREAS, the Seller has requested the extension of the Facility Termination Date for an additional period of one year; and

WHEREAS, the Purchaser is willing to agree to such extension only upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Seller and the Purchaser hereby agree as follows:

1.           Amendment to Section 1.1 of the Purchase Agreement. Section 1.1 of the Purchase Agreement is hereby amended as follows by amending the definition of "Availability Termination Date" to read in its entirety as follows:

"Facility Termination Date" means the earliest of (i) November 14, 2014, and (ii) the date on which the Purchaser delivers to the Servicer a notice of termination as a result of a Termination Event in accordance herewith (or the date on which such termination becomes effective automatically pursuant to Section 7).

2.           Amendment to Section 2.4. Section 2.4 is hereby amended by adding the phrase ''and the Second Amendment to Fee Letter dated November 12, 2013" before the phrase "(collectively, the "Fee Letter")".

3.           Amendment to Section 3.1. The first two sentences of Section 3.1 are hereby amended in its entirety to read as follows:

"The audited Consolidated balance sheets of the Guarantor and its Consolidated Subsidiaries as at December 31, 2012, and the related statements of income and of cash flows of the Guarantor for the fiscal year ended on such date, contained in its Annual Report on Form 20-F filed with the SEC on April 26, 2013, present fairly in all material respects the consolidated financial condition of the Guarantor and its. Consolidated Subsidiaries as at such date, and the Guarantor's Consolidated results of operations and cash flows for the respective fiscal years then ended. The unaudited condensed Consolidated balance sheet of the Guarantor and its Consolidated Subsidiaries as at June 30, 2013, and the related statements of income and cash flows of the Guarantor for the fiscal quarter ended on such date, contained in, its Quarterly Report on Form 6-K filed with the SEC on August 19, 2013, present fairly in, all material respects the consolidated financial condition, of the Guarantor and its Consolidated Subsidiaries as at such date, and the Guarantor's Consolidated results of operations and cash flows for the respective fiscal quarter then ended."

4.           Amendment to Section 12. The reference in Section 32 to "December 31, 2010" shall be deemed to refer to "December 31, 2012".

5.           Representation and Warranties.  The Seller, as of the date hereof and after giving effect to the amendments contained herein, hereby confirms, reaffirms and restates the representations and warranties made by it in the Purchase Agreement, all as if made on the date hereof and hereby represents and warrants to the Purchaser that no Incipient Termination Event or Termination Event has occurred and is continuing, either before or after giving effect to the terms hereof.  The Seller hereby represents and warrants to the Purchaser that the execution, delivery and performance of this Third Amendment and any and all other agreements, documents and instruments executed and/or delivered in connection herewith have been duly authorized by all requisite action on the part of the Seller, constitute the legal, valid and binding obligation, enforceable against it in accordance with their terms and will not violate the Seller's organizational or governing documents. No consent or authorization of, tiling with, notice to or other act by or in respect of any Governmental Authority or any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Third Amendment. This Third Amendment has been duly executed and delivered on behalf of the Seller.

6.           Conditions to Effectiveness. This Third Amendment shall become effective on the date upon which the Purchaser has received (i) counterparts hereof and of the Second Amendment to the Fee Letter, dated November 12, 2013, duly executed and delivered by the Seller, (ii) payment of any fees payable by the Purchaser as contemplated by the Fee Letter, (iii) extension of the appointment of process agent for an additional period of 18 months beyond the current expiration of such appointment, (iv) the ratification of the Limited Guarantee by the Guarantor in form and substance satisfactory to the Purchaser, and (v) payment of fees and disbursements of counsel to the Purchaser incurred in connection herewith (the date on which the last of such conditions shall have been satisfied being "Effective Date"). The Purchaser shall inform the Seller of the occurrence of the Effective Date.

7.           Limited Effect. The execution, delivery and effectiveness of this Third Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of the Purchaser under the Purchase Agreement or any other Transaction Document, nor constitute a waiver of any provision of the Purchase Agreement or any other Transaction Document. Except as expressly amended, modified and supplemented herein, all of the provisions and covenants of the Purchase Agreement and the other Transaction Documents are and shall continue to remain in full force and effect in accordance with the terms thereof and are hereby in all respects ratified and confirmed.

8.           Governing Law; Counterparts. (a) This Third Amendment and the rights and obligations of the parties hereto shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

(b)           This Third Amendment may be executed by one or more of the parties hereto on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. This Third Amendment may be delivered by facsimile transmission of the relevant signature pages hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SELLER	AEGEAN MARINE PETROLEUM S.A.

	By	/s/SP. Gianniotis
Name: SP. Gianniotis Title: CFO

PURCHASER	DEUTSCHE BANK AG, NEW YORK BRANCH

	By	/s/John Padwater
Name: John Padwater Title: Director

	By	/s/Robert Altman
Name: Robert Altman Title: Assistant Vice President

SK 23250 0002 1471143